UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number: 1-12302

BARNES & NOBLE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	06-1196501
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

122 Fifth Avenue, New York, NY	10011
(Address of Principal Executive Offices)	(Zip Code)

(212) 633-3300

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

(a) Barnes & Noble, Inc. (Barnes & Noble or the Company) has determined that certain minerals which are identified as conflict minerals, as defined by paragraph (d)(3) of Item 1.01 of Form SD, are necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured and are required to be reported for the calendar year ending 2013. As such, the Company has conducted, in good faith, a reasonable country of origin inquiry regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD, or are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form SD.

(b) Based on its reasonable country of origin inquiry, the Company has no knowledge or reason to believe that its conflict minerals, necessary to the functionality or production of a product manufactured, originated in the Democratic Republic of the Congo or an adjoining country. The Company established a management task force responsible for the process of reporting conflict minerals usage in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Prior to conducting its reasonable country of origin inquiry, the Company risk-assessed all products manufactured or contracted to be manufactured by the Company in order to identify products in scope. The Company identified eight direct suppliers of twenty-eight products as being within the scope of its reasonable country of origin inquiry. The Company sent the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative conflict minerals reporting template (“EICC-GeSI Template”) to these suppliers. The EICC-GeSI Template was accompanied by a certification required to be completed and signed by an appropriate supplier signatory.

The Company timely received 100% of the completed EICC-GeSI Templates from these direct suppliers. The Company utilized a third-party conflict minerals software service to analyze the EICC-GeSI Template responses. All responses were analyzed. The Company undertook additional inquiries of the respondents to determine the veracity of their responses. The respondents provided further clarification regarding their responses. In some cases, suppliers revised their responses based on their enhanced understanding of the inquiry as clarified by the Company. Based on the process described above, the Company was able to determine that all of its in-scope products were manufactured using suppliers that either do not provide materials that contain conflict minerals or do not provide the Company with any reason to believe that their conflict minerals originated in the Democratic Republic of the Congo or adjoining covered countries.

Conflict Minerals Disclosure

Provided below is a link to the Company’s internet disclosure for Conflict Minerals:

http://forinvestors.barnesandnobleinc.com/edgar.cfm.

Item 1.02 Exhibit

The Company is not required to file, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BARNES & NOBLE, INC.
(Registrant)

By:	/S/ MAHESH VEERINA
Mahesh Veerina, Chief Operating Officer of Nook Media LLC

May 30, 2014